Exhibit 99.3

RELIEF THERAPEUTICS Holding SA

Management’s discussion and analysis of

financial condition and results of operations

The following discussion and analysis should be read in conjunction with the unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2023, which were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. Our consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) and are presented in Swiss francs (CHF).

Unless otherwise indicated or the context otherwise requires, the terms “Company,” “Relief,” “Group,” “we,” “our,” “ours,” or “us” refer to RELIEF THERAPEUTICS Holding SA together with its consolidated subsidiaries.

In addition to historical data, this discussion contains forward-looking statements regarding our business and financial performance based on current expectations that involve risks, uncertainties, and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors.

Overview

We are a Swiss, commercial-stage biopharmaceutical company committed to delivering innovative treatment options with the potential for transformative outcomes to benefit those suffering from debilitating conditions that have no or limited treatment options to help them live their best possible lives and achieve their full potential. Our cost-effective, capital-efficient approach to drug development and commercialization is focused on rare metabolic disorders, rare skin diseases, rare respiratory diseases and rare monogenetic diseases.

We mitigate development risk by focusing on programs that can be advanced via the 505(b)(2) regulatory pathway, which relies on established products with a proven history of safety and efficacy and either initial human therapeutic activity, proof-of-concept or a strong scientific rationale. We concentrate our global skills and internal R&D resources toward optimizing the therapeutic potential of these assets through the application of our proprietary platform technologies, drug delivery systems or novel dosage forms.

Our portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented drug delivery platform technologies that have utility for development in other specialty or rare disease therapeutic areas and a highly targeted clinical development pipeline consisting of risk-mitigated assets that have been engineered for improvements in efficacy, safety or convenience to benefit the lives of patients. In addition, the Company is commercializing several legacy products via licensing and distribution partners. A description of our portfolio is provided in the Portfolio & Pipeline section of our 2023 half year report.

We are actively pursuing a strategy to diversify our portfolio through the ongoing evaluation of potential in-licensing opportunities. To bring treatments to patients as quickly as possible, we are seeking partnerships with, or acquisitions of, companies that have late-stage clinical molecules with a strong human safety profile, allowing for relatively short, capital-efficient clinical trials with clear endpoints. We are also evaluating prospective opportunities that fit within our genetic medicine initiative for devastating, as-yet-unaddressed, rare monogenetic diseases.

Our mission to provide therapeutic relief to those suffering from rare diseases and disorders is being advanced by an international team of well-established biopharma industry leaders with extensive research, development and rare disease expertise. Our focus on rare diseases with significant unmet medical need allows us to maintain a lean organization, with strong, experienced leadership able to deliver growth by effectively managing partnerships and efficiently allocating capital across our business.

Corporate Strategy Update

After conducting a comprehensive evaluation of Relief’s business, we continue to refine our corporate strategy to enhance operational efficiency and focus on near term, pivotal value drivers.

We intend to concentrate in the near term the Company’s resources on advanced, lower-risk R&D programs in the metabolic therapeutic area with substantial value-generating potential. Relief will continue to advance the development of RLF-OD032, which, if successful, may significantly bolster revenues. Concurrently, we will pursue the development of ACER-001 in Europe and of our PKU Golike products franchise.

We shall modulate our activities in dermatology and respiratory until future funding or licensing partners are secured. We will continue to advance the RLF-TD011 proof-of-concept study at Northwestern University and the inhaled formulation of RLF-100® presently being evaluated in the Leuppi Study.

Collaboration and license agreement with Acer Therapeutics, Inc.

In March 2021, we entered into a collaboration and license agreement with Acer Therapeutics, Inc. (Acer) for the worldwide development and commercialization of ACER-001 (sodium phenylbutyrate, OLPRUVA™). In December 2022, the U.S. Food and Drug Administration (FDA) approved ACER-001 as a prescription medicine for the treatment of certain Urea Cycle Disorders (UCDs). In August 2023, Relief and Acer terminated the March 2021 collaboration and license agreement and entered into a new exclusive license agreement for the development and commercialization of ACER-001 for the treatment of UCDs, MSUD, and other potential indications. Under the terms of the new agreement, Acer retains development and commercialization rights worldwide, excluding Europe where we retain these rights.

Acer provided us in August 2023 with a non-contingent USD 10 million upfront cash payment and will provide an additional non-contingent USD 1.5 million cash payment on the one-year anniversary of the agreement. We will also receive a 10% continuing royalty calculated on the net sales of OLPRUVA™ in the Acer territory, and 20% of any value received by Acer from licensing or divestment transactions relating to OLPRUVA™, up to a cumulative amount of an additional USD 45 million. Acer will receive from us a variable, continuing royalty up to a maximum of 10% of the net sales of OLPRUVA™ and 20% of any value received by us from sublicensing transactions relating to OLPRUVA™ in geographical Europe. However, there can be no assurance as to whether Relief and Acer will be successful in their respective development and commercialization efforts.

Collaboration agreement with InveniAI LLC

In November 2021, we entered into a collaboration agreement with InveniAI LLC (InveniAI), a U.S. based company that has pioneered the application of artificial intelligence and machine learning across the biopharmaceutical and other industries, in order to identify promising drug candidates to treat rare and specialty diseases. Under the terms of the agreement, we paid InveniAI an initial up-front fee of USD 0.5 million. We will be required to pay success milestones for any products brought to us in connection with the InveniAI Collaboration Agreement ranging from approximately USD 0.2 million per product candidate for which we exercise our option to acquire IP rights to USD 50 million for any required product reaching USD 1 billion per year in net sales. We will also be required to pay royalties in certain countries of approximately 3% on any such commercialized product. We are not currently developing any product brought to us by InveniAI.

Termination of the collaboration agreement with NeuroRx, Inc.

In September 2020, we entered into a collaboration agreement with NeuroRx, Inc. (NeuroRx) to develop and commercialize aviptadil acetate, for the treatment of COVID-19 related conditions and other pulmonary indications. In October 2021, we filed a lawsuit against NeuroRx and its former chief executive officer for multiple breaches of the agreement. In January 2022, NeuroRx filed a complaint against us alleging that we were in breach of the agreement.

In November 2022, Relief and NeuroRx (along with NeuroRx’s parent company NRx Pharmaceuticals, Inc.) executed an asset purchase agreement and a settlement agreement to resolve all matters relating to the pending litigation. As part of the settlement, at a closing that was held on December 19, 2022, (i) NeuroRx transferred to Relief all of the assets that it previously used in its aviptadil development program, including its regulatory filings, patent applications, clinical data, and the formulation of the aviptadil product it was previously developing, (ii) Relief has the exclusive right and control vis à vis NeuroRx going forward to develop and commercialize an aviptadil product, (iii) Relief has agreed to use commercially reasonable efforts to continue the existing Right to Try Program for aviptadil in the U.S. for at least two years, (iv) Relief will pay NeuroRx milestone payments if it can successfully obtain commercial approval of an aviptadil product (whether for COVID-19 or any other indication), up to a maximum of USD 13 million in the aggregate, (v) Relief will pay NeuroRx royalties based on a single-digit percentage of future sales of an aviptadil product (whether for COVID-19 or any other indication), up to a maximum of USD 30 million in the aggregate, (vi) NeuroRx has agreed not to compete in the development of an aviptadil product in the future, (vii) the collaboration agreement between the parties has been cancelled, (viii) the parties have exchanged mutual release of all claims between the parties, and (ix) Relief and NeuroRx have each dismissed their pending litigation.

In September 2023, we received a copy of a complaint filed in Israel by Jonathan Javitt, former chief executive officer and current chief scientist of NRx Pharmaceuticals, Inc., against Relief and certain of its current and former directors, officers and consultants. The complaint alleges, among other matters, that statements made by Relief and other defendants regarding Dr. Javitt were defamatory, causing material harm to Dr. Javitt. Dr. Javitt also appears to be seeking financial damages, an injunction against future alleged defamatory statements, and for Relief to turn over global rights to ZYESAMI to Dr. Javitt. While we deny all allegations in the complaint and consider them to be without merit and lacking both factual and legal foundation, we intend to dispute whether Dr. Javitt has properly served the defendants and whether there is jurisdiction in the courts of Israel over these alleged claims. While there can be no assurance, we believe that the possibility of any financial damage to Relief, its directors, officers and associated parties resulting from this claim is remote.

Recent business combinations

In June 2021, we acquired APR Applied Pharma Research SA (APR), a privately held Swiss pharmaceutical company specialized in identifying, developing and commercializing known molecules engineered with drug delivery systems in niche and rare diseases on a global basis. The integration of the two companies established Relief as a fully integrated, international biopharmaceutical enterprise, further diversifying Relief’s pipeline and portfolio with both commercial products and clinical-stage programs, provided a commercial infrastructure in Europe and strengthened our internal R&D capabilities.

In July 2021, we acquired AdVita Lifescience GmbH (AdVita), a Germany-based privately held pharmaceutical company developing products for the treatment and diagnosis of rare lung diseases. The acquisition strengthened our expertise and ability to progress with the development of RLF-100.

Components of Results of Operations

Revenue

Revenue is primarily derived from our portfolio of marketed products and the provision of R&D services to third parties. We generate revenue from product sales, licensing fees, and royalties since the date of acquisition of APR in June 2021. Prior to the acquisition, Relief did not generate any revenue from commercial activities.

To date, our revenue has been substantially less than our operating expenses. Accordingly, we rely on external funding to continue operations and fund our clinical and commercial development plan. We expect the expansion of our PKU GOLIKE® franchise as a medical food in the U.S. and other territories, as well as the commercialization of Olpruva™ by Acer (for which we may receive royalty payments in the amount of 10% of net sales) will contribute to increases in future revenues. We do not expect to generate revenue from product candidates unless and until we complete their development and obtain regulatory approvals.

Other gains

Other gains generally consist of income from facility subleasing, gains on disposal of intangible assets, write-offs of liabilities and adjustments in fair value of certain assets and liabilities.

Raw materials and consumables expenses

Raw materials and consumables expenses are comprised of expenditures incurred with third parties in relation to the purchase and manufacturing of medical food and drug products for sale, as well as laboratory supplies in connection with R&D services provided to customers.

External selling and distribution expenses

External selling and distribution expenses are comprised of expenditures incurred with third parties in relation to advertising, marketing, sales promotion, shipping, distribution, and commission on sales, for the sale of products and R&D services.

External research and development expenses

External research and development expenses include costs associated with outsourced clinical research organization activities, sponsored research studies, clinical trial costs, process development, drug candidate manufacturing expenses, license fees, and investigator-sponsored trials, including licensing fees and milestone payments charged by licensors or collaboration partners, as well as expenses related to laboratory supplies and materials.

Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Costs associated with the development activity under collaboration agreements are recognized based on actual expenses reported by our collaboration partners.

Personnel expenses

Personnel expenses consist of employee-related expenses, including salaries, benefits, share-based compensation, and other personnel-related costs.

Other administrative expenses

Other administrative expenses consist primarily of corporate facility costs, fees for legal and audit services, insurance costs, and consulting fees not otherwise included in research and development expenses.

Change in fair value of contingent consideration

Under the APR and AdVita acquisition agreements, Relief agreed to pay additional consideration upon completion of specific milestones. The fair value of the contingent consideration is recorded as a liability on our balance sheet and adjusted at the end of each reporting period based on the estimated probability of occurrence and the time factor. Any changes in fair value of the contingent liability due to assumption adjustments are recorded in the income statement.

Financial income

Financial income consists mainly of foreign exchange net result, when positive. Foreign exchange net result is allocated to financial expense when negative.

Financial expense

Financial expense consists mainly of interest expense associated with the discounting overtime of provisions for contingent payments measured at fair value. The commitment fee that became due upon execution of our current share subscription facility agreement with GEM in January 2021 is expensed over the period of effectiveness of the instrument. In addition, we incurred negative interest charge on our Swiss franc and Euro cash deposits until year-end 2022.

Income taxes

We are subject to corporate income taxation in Switzerland, the U.S., Italy, and Germany. We are also subject to corporate capital tax for our parent company and subsidiaries located in Switzerland. Unless and until the Group becomes profitable in certain tax jurisdictions, we expect income tax losses and gains will primarily arise from variations of deferred tax assets and liabilities.

Comparison of the six months ended June 30, 2023 and 2022

The following table summarizes our results of operations for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
in CHF thousands (unaudited)	2023	2022	Change
Revenue	3,023	3,242	(219)
Other gains	66	563	(497)

Total income	3,089	3,805	(716)
Raw materials and consumables expenses	(779)	(669)	(110)
External selling and distribution expenses	(1,442)	(465)	(977)
External research and development expenses	(933)	(10,637)	9,704
Personnel expenses	(6,259)	(5,767)	(492)
Other administrative expenses	(3,462)	(3,963)	501
Change in fair value of contingent consideration	3,962	740	3,222

EBITDA	(5,824)	(16,956)	11,132
Impairment expense	(55,824)	(8,226)	(47,598)
Amortization and depreciation expense	(1,704)	(2,033)	329

Operating loss	(63,352)	(27,215)	(36,137)
Financial income	—	162	(162)
Financial expense	(790)	(1,056)	266

Net loss before taxes	(64,142)	(28,109)	(36,033)
Income taxes	7,643	1,609	6,034

Net loss for the period	(56,499)	(26,500)	(29,999)

Revenue

In the first six months of 2023, we generated CHF 3.02 million in revenue from product sales, licensing fees, royalties and contract services, compared to CHF 3.24 million for the six months ended June 30, 2022.

Revenue from product sales increased from CHF 1.37 million to CHF 2.04 million, largely driven by sales of our PKU Golike products. The overall reduction in revenue is partly explained by the absence of one-time license fees we recognized in the prior year’s six-month period, amounting to CHF 0.21 million. Contract services revenue also contracted from CHF 0.42 million to CHF 0.17 million. Further, our royalty revenue decreased from CHF 1.25 million to CHF 0.81 million, impacted by lower royalties on the U.S. sales of a Diclofenac-based product by a licensing partner, due to the introduction this year of generic competitors in the market.

Other gains

Other gains were CHF 0.07 million for the six months ended June 30, 2023, compared to CHF 0.56 million for the six months ended June 30, 2022. In the current period, these gains were primarily constituted by income from facility sublease agreements. The prior period also included an impairment reversal related to a financial asset, contributing CHF 0.45 million.

Raw materials and consumables expenses

Raw materials and consumables expenses increased 16% for the six months ended June 30, 2023 as compared to the prior year period. The increase in expenses correlates with the increase in revenue from product sales of 49%. A change in the product mix, with a higher proportion of sales stemming from higher-margin products, reduced the ratio of raw materials and consumables expenses over product sales revenue.

External selling and distribution expenses

External selling and distribution expenses increased to CHF 1.44 million for the six-month period ended June 30, 2023, from CHF 0.46 million for the six-month period ended June 30, 2022, an increase of CHF 0.98 million primarily due to marketing activities for the launch and subsequent commercialization of PKU Golike in the U.S. from October 2022.

External research and development expenses

External research and development expenses decreased to CHF 0.93 million for the six-month period ended June 30, 2023, from CHF 10.64 million for the six months ended June 30, 2022. In the comparative period, these expenses mainly related to costs incurred by Acer under our former license and collaboration agreement for development and premarketing activities for ACER-001. In the first six months of 2023, external development expenses were mainly directed towards the development of RLF-OD032, RLF-TD011 and RLF-100, complemented by the continued development of our PKU Golike products franchise.

Personnel expenses

Personnel expenses increased to CHF 6.26 million in the six-month period ended June 30, 2023, compared to CHF 5.77 million for the six-month period ended June 30, 2022, an increase of CHF 0.49 million mainly due to an increase in employee headcount resulting from the progressive formation of our U.S. sales force in 2022. Non-cash expenses resulting from grants of stock options, which are included in personnel expenses, amounted to CHF 0.51 million and CHF 1.29 million in the six-month periods ended June 30, 2023 and 2022, respectively.

As of June 30, 2023, Relief had 64 full-time equivalents on its payroll (December 31, 2022: 69).

Other administrative expenses

Other administrative expenses decreased to CHF 3.46 million in the six-month period ended June 30, 2023, compared to CHF 3.96 million for the six-month period ended June 30, 2022, a decrease of CHF 0.50 million mainly tied to lower expenses incurred for legal and regulatory affairs, reflecting non-recurring events from 2022 including the closed litigation with NeuroRx.

Change in fair value of contingent consideration

During the six months ended June 30, 2023, we recognized a CHF 3.96 million gain from the fair value adjustment of contingent consideration. The reduction in the estimated present value of potential future milestone payments is attributable to the postponement of expected completion dates due to strategic decisions concerning our RLF-100, RLF-TD011 and Sentinox development programs.

In the consolidated statement of loss for the six months ended June 30, 2022, a gain of CHF 0.74 million on fair value remeasurement of contingent consideration was recorded within the ‘Other gains’ line item. In the comparative period of the consolidated statement of loss for the six months ended June 30, 2023, this gain was reclassified to a distinct line ‘Change in fair value of contingent consideration’ to conform with the current period presentation.

Impairment expense

We conducted an impairment test of our intangible assets and goodwill as of June 30, 2023, and concluded that the carrying amount intangible assets and goodwill associated with RLF-100®, RLF-TD011 and Sentinox™, were impaired. As a result, we recognized a non-cash impairment charge on intangible assets of CHF 55.73 million in the current period. The impairment charge is attributable to the Company’s revised development strategy. Refer to note 6 of our interim consolidated financial statements for further information on intangible assets and related impairment.

Amortization and depreciation expenses

Amortization and depreciation expenses were CHF 1.70 million for the six-month ended June 30, 2023, compared to CHF 2.03 million for the six months ended June 30, 2022. Amortization and depreciation expenses predominantly pertain to the amortization of our intangible assets.

Financial income

There was no financial income in the six-month period ended June 30, 2023, compared to CHF 0.16 million for the six-month period ended June 30, 2022. In the comparative period, financial income was primarily constituted by a net foreign exchange gain.

Financial expense

Financial expense decreased to CHF 0.79 million in the six-month period ended June 30, 2023, compared to CHF 1.06 million for the six-month period ended June 30, 2022. This reduction resulted from two main factors: the decrease of interest costs associated with the unwinding of the time discount on provisions for contingent considerations, from CHF 0.68 million to CHF 0.17 million, resulting from a decreased provisioned amount; and the end of negative interest rates that were previously charged on our cash deposits in Swiss francs and Euros. In contrast, we recognized a net foreign exchange loss of CHF 0.32 million in the six-month period ended June 30, 2023, compared to a net foreign exchange gain of CHF 0.15 million recorded during the same period in 2022.

Income taxes

Income taxes were a gain of CHF 7.64 million in the six months ended June 2023, compared to an income tax gain of CHF 1.61 million for the six-month period ended June 30, 2022. The income tax gains resulted mainly from the amortization and impairment of intangible assets and a corresponding reduction in the temporary difference between the carrying amount of these assets and their tax base.

Liquidity and Capital Resources

To date, we have funded our operations primarily through private placements, at-the-market sales of treasury shares, equity offerings, and loans from our largest shareholder, GEM. We have never been profitable and have incurred operating losses in each year since inception. We have an accumulated deficit of CHF 176.1 million as of June 30, 2023, and may incur further losses over the foreseeable future as we develop our business. We have spent, and expect to continue to spend, a substantial amount of funds in connection with implementing our business strategy, including our planned product development and commercialization efforts.

As Relief continues to incur significant operating losses, our ability to pursue and finance our operations and our intended development plans depends on our ability to continue to raise additional financing. Our primary uses of capital are R&D expenses, personnel compensation expenses, and administrative expenses. We expect to continue to incur substantial expenses in connection with our product candidates at various stages of development and for working capital requirements. We expect to continue to raise financing through the sale of equity and debt financing. We intend to use future expected proceeds, together with cash on hand, to finance our development and commercial activities and the diversification of our pipeline, as well as to fund our outstanding liabilities and other commitments. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to advance our portfolio of product candidates, initiate further clinical trials, and seek marketing approval for our product candidates, contingent upon the availability of financing. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur additional commercialization expenses related to program sales, marketing, manufacturing, and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential partners. Accordingly, we may need to obtain substantial additional funding in connection with our continuing operations.

Going concern

As of August 31, 2023, we had cash and cash equivalents of CHF 18.3 million, which includes proceeds of USD 10 million from the renegotiation of licensing terms with Acer Therapeutics in August 2023. Based on current operating plans, we expect that we have sufficient resources to fund operations for at least the next 12 months from the date of issuance of this report.

Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned preclinical studies and clinical trials;

•	the number and development requirements of other product candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the timing amount of milestone payments we may have to pay in relation to the acquisitions of APR and AdVita;

•	the extent to which we in-license or acquire other product candidates and technologies;

•

the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive or have received marketing approval;

•	the timing of repayment of the Relief’s borrowings; and

•	the funding necessary to sustain our commercial operations until we attain the breakeven point.

Our long-term viability depends on our ability to raise additional capital until we generate positive cash flows to support our operations. We may not be successful in our efforts to raise additional funds or achieve profitable operations. We intend to continue to explore potential opportunities to obtain the additional resources that will be necessary to support our operations, including raising additional capital through either private or public equity or debt financing, or additional program collaborations or non-dilutive funding, as well as using our treasury share sales program or our shares subscription facility with GEM.

If we are unable to obtain additional funding to support our current or proposed activities and operations, we may not be able to continue our operations as proposed, which may require us to suspend or terminate any ongoing development activities, modify our business plan, curtail various aspects of our operations, cease operations, or seek relief under applicable bankruptcy laws. In such event, our stockholders may lose a substantial portion or even all of their investment.

The following table summarizes our cash flows for each of the periods indicated:

	For the six months ended June 30,
in CHF thousands (unaudited)	2023	2022	Change
Cash and cash equivalents at beginning of period	19,237	44,761	(25,524)
Cash flow used in operating activities	(10,466)	(14,731)	4,265
Cash flow used in investing activities	(220)	(4,764)	4,544
Cash flow from financing activities	4,174	4,662	(488)
Decrease in cash and cash equivalents	(6,512)	(14,833)	8,321
Effect of exchange rates	67	(57)	124

Cash and cash equivalents at end of period	12,792	29,871	(17,079)

Operating Activities

Net cash used in operating activities was CHF 10.47 million for the six months ended June 30, 2023, compared to CHF 14.73 million for the six months ended June 30, 2022. This decrease is mainly due to reduced external R&D expense payouts, while cash inflows and outflows related to revenues and other expenses, as well as our net working capital, remained relatively constant.

Investing Activities

Net cash used in investing activities was CHF 0.22 million for the six months ended June 30, 2023, compared to CHF 4.76 million for the six months ended June 30, 2022. In the current period, cash used in investing activities was mainly for the acquisition of property and equipment. In the comparative period, cash used in investing activities consisted mainly of a payment to the former shareholders of AdVita for the completion of a contractual milestone.

Financing Activities

Net cash from financing activities was CHF 4.17 million for the six months ended June 30, 2023, compared to CHF 4.66 million for the six months ended June 30, 2022. In the current period, funds were primarily derived from a CHF 5 million private placement, before deduction of transaction costs. In the previous period, net cash from financing activities originated primarily from our Direct Share Placement program.

Main contractual obligations and commitments

Under our license agreements with Acer Therapeutics Inc., NeuroRx Inc., and Meta Healthcare Ltd., we may be required to pay royalties and milestone payments. In addition, under the acquisition agreements with the former shareholders of APR and AdVita, we may be required to make payments upon achievement of pre-agreed objectives. Refer to note 28 of our interim consolidated financial statements for further information on contingent liabilities.

In January 2021, we signed a financing agreement with GEM for the implementation of a share subscription facility. We agreed to pay GEM a commitment fee of CHF 1.25 million plus accrued annual interest at 1% above the base rate of Barclays Bank plc. As of June 30, 2023, the outstanding balance payable to GEM on demand was CHF 1.31 million.

We enter into contracts in the normal course of business with clinical research organizations for clinical trials, nonclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and we believe that our non-cancelable obligations under these agreements are not material.

Critical Accounting Policies and Significant Judgments and Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our interim consolidated financial statements, which we have prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and disclosures at the reporting date. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

Recent Accounting Pronouncements

The adoption of IFRS as issued by the IASB and interpretations issued by the IFRS Interpretations Committee that are effective for the first time for our financial year beginning on January 1, 2023, had no material impact on our financial position or disclosures made in our interim consolidated financial statements.

JOBS Act Exemptions

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) in the U.S. Subject to certain conditions, we are relying on certain of exemptions under the JOBS Act, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering in the U.S., (b) in which we have total annual gross revenues of at least USD 1.07 billion, or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares held by non-affiliates exceeds USD 700 million as of the prior June 30, and (2) the date on which we have issued more than USD 1.0 billion in non-convertible debt during the prior three-year period.

Cautionary Statement Regarding Forward Looking Statements

This half-year report, including this discussion and analysis, contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this discussion and analysis, and are subject to a number of risks, uncertainties and assumptions as described under the sections in our Annual Report on Form 20-F entitled “Risk Factors” and in this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time such as the global pandemic originating with Covid-19, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.